UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Bell Industries, Inc.
(Name of issuer)

COMMON STOCK
(Title of class of securities)

078 107 109
(CUSIP number)

MARK E. SCHWARZ
NEWCASTLE CAPITAL GROUP, L.L.C.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, address and telephone number of person
authorized to receive notices and communications)

March 13, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,201,113 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,201,113 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,113 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.1%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) an indirect pecuniary interest (through the ownership of limited partnership interests in BI Holdings, L.P.) in 75.84% of the 2,846,241 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, plus (b) 42,524 shares owned directly by Newcastle Partners, L.P.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,888,765 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,888,765 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.1%
14	TYPE OF REPORTING PERSON OO

(1)
Consists of (a) 2,846,241 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 42,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Newcastle Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,888,765 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,888,765 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,888,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.1%
14	TYPE OF REPORTING PERSON PN

(1)
Consists of (a) 2,846,241 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, and (b) 42,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner).

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON BI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,846,241 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,846,241 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,846,241 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.8%
14	TYPE OF REPORTING PERSON PN

(1)	Consists of 2,846,241 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. is convertible within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSON Mark E. Schwarz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,890,515 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,890,515 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,890,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.2%
14	TYPE OF REPORTING PERSON IN

(1)
Consists of (a) 2,846,241 shares into which a convertible subordinated note due January 31, 2017 held by BI Holdings, L.P. (of which Newcastle Capital Management, L.P. is the general partner) is convertible within 60 days from the date hereof, (b) 42,524 shares owned directly by Newcastle Partners, L.P. (of which Newcastle Capital Management, L.P. is the general partner), (c) 500 shares owned directly by Mr. Schwarz and (d) 1,250 shares underlying options held by Mr. Schwarz that are exercisable within 60 days from the date hereof.

CUSIP NO. 078 107 109

1	NAME OF REPORTING PERSONS Clinton J. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 078 107 109

The following constitutes Amendment No. 9 (“Amendment No. 9”) to the Schedule 13D filed by the undersigned on June 26, 2003 with respect to shares of common stock of Bell Industries, Inc., a California corporation (the “Issuer” or the “Company”).  This Amendment No. 9 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read in its entirety as follows:

As of the filing date of this Amendment No. 9, NP had invested $1,125,306 (inclusive of brokerage commissions) in shares of Common Stock.  NP also previously invested an additional $11,384,964 (representing $10,000,000 initial principal amount and an additional $1,384,964 in paid in kind interest as of January 2, 2009) in the Convertible Note (as defined and described in Item 6 hereof).  The source of the foregoing funds was the working capital of NP.  NP contributed the Convertible Note to BILP on October 31, 2008 in exchange for 100% of the limited partnership interests in BILP (the “Contribution”).

As of the filing date of this Amendment No. 9, BILP may be deemed to have invested $11,384,964 in securities of the Company by virtue of the Contribution.

As of the filing date of this Amendment No. 9, Mark E. Schwarz had invested $20,000 in shares of Common Stock (comprising 500 shares acquired pursuant to the exercise by Mr. Schwarz of stock options) and directly owned options exercisable within 60 days from the date hereof into 1,250 shares of Common Stock, which options were granted to him as consideration for his service as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) are hereby amended and restated in their entirety to read as follows:

Item 5(a).  As of the filing date of this Amendment No. 9, NP beneficially owned 2,201,113 shares of Common Stock (consisting of (i) 42,524 shares of Common Stock held directly by NP and (ii) an additional 2,158,589 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, by virtue of NP’s 75.84% ownership interest in BILP), representing approximately 67.1% of the outstanding shares of Common Stock.  The beneficial ownership numbers reported in this Amendment No. 9 are pro forma for the Issuer’s 1:20 reverse split as of December 24, 2008 as described in the Issuer’s Form 8-K filed December 24, 2008.  The foregoing percentage ownership was calculated by dividing (i) the 2,201,113 shares of Common Stock beneficially owned by NP by (ii) the sum of (A) 432,511 shares of Common Stock outstanding as of November 13, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (pro forma for the reverse split) and (B) 2,846,241 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

CUSIP NO. 078 107 109

As of the filing date of this Amendment No. 8, BILP beneficially owned 2,846,241 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof, representing approximately 86.8% of the outstanding shares of Common Stock.  The foregoing percentage ownership was calculated by dividing (i) the 2,846,241 shares of Common Stock beneficially owned by BILP by (ii) the sum of (A) 432,511 shares of Common Stock outstanding as of November 13, 2008 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (pro forma for the reverse split) and (B) 2,846,241 shares of Common Stock issuable to BILP upon conversion of the Convertible Note within 60 days from the date hereof.

Pursuant to the terms of the Convertible Note, the Issuer was required to seek the approval of its shareholders to amend the Issuer’s Articles of Incorporation to increase its authorized shares to permit full conversion of the outstanding principal balance of the Convertible Note.  Applicable approval was sought and obtained at the Issuer’s annual meeting of shareholders on December 4, 2008.  Since the Convertible Note provides for interest to be paid in kind at the rate of 4% per annum (subject to upward adjustment in certain circumstances) as principal as of each interest quarterly payment date, the number of shares of Common Stock into which the Convertible Note is convertible will increase and accordingly the shares beneficially owned by BILP in respect of the Convertible Note will increase over time.

As of the filing date of this Amendment No. 9, each of NCM (as the general partner of NP and BILP), NCG (as the general partner of NCM), and Mark E. Schwarz (as managing member of NCG), may be deemed to beneficially own the shares of Common Stock beneficially owned by NP and BILP.

In addition, as of the filing date of this Amendment No. 9, Mr. Schwarz directly owns (i) 500 shares of Common Stock and (ii) options to purchase 1,250 shares of Common Stock that are exercisable within 60 days from the date hereof, which, together with the shares of Common Stock beneficially owned by BILP and the additional 42,524 shares of Common Stock held directly by NP, represent approximately 88.2% of the Issuer’s outstanding shares of Common Stock.

Currently, Clinton J. Coleman does not beneficially own any shares of Common Stock.

Item 5(b).  By virtue of his position with NCM and NCG, Mr. Schwarz has the sole power to vote and dispose of the shares of Common Stock owned by each of NP and BILP  reported in this Statement.

The filing of this Statement shall not be construed as an admission that any of NCM, NCG, Mr. Schwarz or Mr. Coleman is for the purposes of Section 13(d) or 13(g) of the Act the beneficial owner of any of the shares of Common Stock beneficially owned by BILP or NP.  Pursuant to Rule 13d-4 under the Act, NCM, NCG, Mr. Schwarz and Mr. Coleman each disclaims all such beneficial ownership.

Item 5(c).  Schedule A annexed hereto lists all transactions in the Common Stock during the past sixty days by the Reporting Persons.  The purchase transaction listed thereon was effected in the open market.

CUSIP NO. 078 107 109

SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2009	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its general partner

	By:	Newcastle Capital Group, L.L.C., its general partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

BI HOLDINGS, L.P.

By:	Newcastle Capital Management, L.P., its general partner

By:	Newcastle Capital Group, L.L.C., its general partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
Mark E. Schwarz

/s/ Clinton J. Coleman
Clinton J. Coleman

CUSIP NO. 078 107 109

 SCHEDULE A

Transactions in the Common Stock During the Past 60 Days

Newcastle Partners, L.P.

Transaction Date	Buy/Sell	Quantity (Shares)	Price per Share ($)

3/13/09	Buy	14,269.95